

May 29, 2009

Mr. John Wallace
President
Delta Petroleum Corporation
370 Seventeenth Street, Suite 4300
Denver, CO 80202

   Re: **Delta Petroleum Corporation**
      Form 10-K for Fiscal Year Ended December 31, 2008
      Filed March 2, 2009
      Schedule 14A Filed April 21, 2009
      Form 10-Q for Fiscal Quarter Ended March 31, 2009
      Filed May 5, 2009
      File No. 000-16203

Dear Mr. Wallace:

   We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Major Customers, page 7

1.   We note your statement that "[d]uring the year ended December 31, 2008, we had two companies that individually accounted for 31% and 25% of our total oil and

gas sales." Please identify the companies by name. Indicate whether these sales are pursuant to long-term contracts and, if so, file these as exhibits.

2. We note your statement that "[d]uring 2008, DHS had one major customer other than Delta." Please identify the customer by name and disclose the percentage of Delta's revenue attributable to this customer.

Controls and Procedures, page 57

3. We note you concluded your controls and procedures were effective "in ensuring that material information required to be disclosed is included in the reports that we file with the Securities and Exchange Commission." Please note that Item 307 of Regulation S-K requires you to assess the effectiveness of disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e). Please modify your disclosure to remove any language that may imply a qualification or limitation on your effectiveness conclusion, or modify your conclusion accordingly (i.e. to conclude that your disclosure controls and procedures were not effective). In your response to this comment, please provide us with a sample of your proposed modified disclosure.

Management's Report on Internal Controls Over Financial Reporting, page 58

4. We note you have concluded your internal control over financial reporting was effective for providing reasonable assurance regarding "the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. [GAAP]." Please note that your conclusion is required to address the effectiveness of your internal control over financial reporting, within your identified framework. Please modify your disclosure to remove any language that may imply a qualification or limitation on your effectiveness conclusion, or modify your conclusion accordingly (i.e. to conclude that your internal controls over financial reporting not effective). In your response to this comment, please provide us with a sample of your proposed modified disclosure.

Changes in Internal Control, page 58

5. Please modify your disclosure to address your last fiscal quarter (i.e. the quarter ended December 31, 2008) instead of the period "subsequent to the date of the most recent evaluation of [your] disclosure controls and procedures." Please also modify your disclosure to remove references to "significant" changes in your internal controls or changes that "significantly affect internal controls." Please note that the significance of a change is not contemplated as a factor in satisfying the disclosure requirements of Item 308(c) of Regulation S-K.

Consolidated Statements of Operations, page F-4

6.   We note you report unrealized gains/losses of your derivative instruments
separate from your realized gains/losses. Please tell us how you have concluded
this policy does not result in a form of synthetic accounting, whereby unrealized
results of non-hedging derivative activities are reported differently from realized
results. Please refer to Section IV "Classification of Derivative Gains and Losses
in the Income Statement" of the highlights of the SEC Regulations Committee
meeting on September 16, 2003, a copy of which can be found at the following
internet address:

        http://www.thecaq.org/resources/secregs/pdfs/highlights/2003_0916_highlights.pdf

Note 9 – Employee Benefits, page F-28

7.   Please expand your disclosure to include the amount of expense recognized in
relation to your 401(k) plan for each financial statement period presented. Please
also disclose whether the amounts are inclusive or exclusive of the expenses
disclosed in relation to your profit sharing plan. Refer to paragraph 11 of FAS
132R.

Note 19 – Disclosures about Capitalized Costs, Costs Incurred and Major Customers,
page F-42

8.   We note that at December 31, 2008 your balance of exploratory well costs
capitalized for one year or less of $13,812 exceeds the amount of additions to
capitalized exploratory well costs pending the determination of proved reserves in
2008 of $12,397. We also note that the exploratory well costs capitalized for one
year of less at December 31, 2007 of $35,649 exceeds the amount capitalized
during 2007 of $30,797. Please expand your disclosure to discuss why or how the
costs capitalized for one year or less at year-end can exceed the costs capitalized
within that year. In your response to this comment, please provide us with a
sample of your proposed expanded disclosure.

Note 20 – Information Regarding Proved Oil and Gas Reserves (Unaudited), page F-45

9.   We note that your tabular disclosure of the standardized measure of discounted
future net cash flows relating to proved oil and gas reserve quantities for
December 31, 2008 excludes future costs for income tax expenses. Please expand
your disclosure to address the reasons and assumptions underlying your

conclusion. In your response to this comment, please provide us with a sample of your expanded disclosure.

Schedule 14A Filed April 21, 2009

Proposal 1 – Election of directors, page 2

10.   In Mr. Taylor's biographical sketch, we note the statement that he "has been an executive of Tracinda Corporation since February 2007." Please state his title(s) with Tracinda Corporation and the period(s) during which he has held the title(s).

Corporate Governance

Board Membership and Director Independence, page 6

11.   We note your disclosure about the Board's determinations regarding director independence. Please indicate whether, in making these determinations, the Board considered the relationships between the company and Tracinda Corporation, including the relationships disclosed under the heading "Transactions with Related Persons" on page 8, since Messrs. Murren, Taylor and Mandekic appear to be executives of Tracinda Corporation or companies controlled by Tracinda Corporation.

Plan Information, page 13

12.   We note your statement that "[w]e maintain the following equity-based compensation plans: 1993 Incentive Plan, as amended, 2001 Incentive Plan, 2002 Incentive Plan, 2004 Incentive Plan, as amended, 2006 New-Hire Equity Incentive Plan and 2007 Performance and Equity Incentive Plan. Our stockholders have approved each of these plans." However, in the column of the table entitled "Number of Securities Remaining Available for Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))," you indicate that 379,782 securities remain available under an equity compensation plan that has not been approved by security holders. Please identify this plan and disclose when it was adopted.

Compensation Discussion and Analysis

13.   We note that you have identified four named executive officers, whom you describe on page 18 as "our principal executive officer, principal financial officer, and each of our two other most highly compensated executive officers who were serving as executive officers at the end of fiscal year 2008." Please advise us as

>to why you have included only two other most highly compensated executive officers instead of three. If it is because you have only four executive officers, please confirm that.

Annual Incentive Compensation, page 15

14.   We note your disclosure regarding the performance-based annual incentive plan that you refer to as the Capital Management System ("CMS"). You state that "The compensation committee has established one or more goals and minimum performance thresholds under the CMS. When the specific goals in the CMS were achieved, there was a substantial benefit to our stockholders and our employees, including the named executive officers." However, although you discuss the nature of goals, you do not disclose the specific performance targets, and it is unclear whether some of the goals are quantitative / objective or qualitative / subjective. Please revise to disclose all qualitative and quantitative performance targets or goals. See Items 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K, as well as Compliance and Disclosure Interpretation Question 118.04.[1] To the extent that you believe that disclosure of the targets would result in competitive harm such that they could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the qualitative or quantitative performance-related factors would cause competitive harm, you are required to discuss how difficult it was or will be to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

15.   Please disclose whether annual incentive plan goals have been put in place for 2009, and if so, what they are.

Accounting and Tax Considerations, page 17

16.   We note your statement that "[i]f an executive officer is entitled to nonqualified deferred compensation benefits that are subject to Section 409A, and such benefits do not comply with Section 409A, then the benefits are taxable in the first year they are not subject to a substantial risk of forfeiture." In view of this statement, please explain to us why you have not included the Nonqualified Deferred Compensation table required by Item 402(i) of Regulation S-K.

---

[1] Available on the SEC's website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Impairment of Long-Lived Assets, page 8

17.   We note the following disclosure in your annual report:

> "With the further decline in commodity pricing since year end, the proved undeveloped reserves attributable to our Piceance Basin properties are uneconomic using the spot natural gas price as of February 28, 2009. The Piceance Basin properties contain nearly all of our proved undeveloped reserves."

Since it does not appear that spot prices in this region have substantially changed between February 28, 2009 and your quarter ended March 31, 2009, please tell us whether the above-referenced statement was also true as of March 31, 2009. If so, please tell us whether you assessed the assets and capitalized costs related to these proved undeveloped reserves for impairment. If that is the case, please tell us the results of your assessment, as well as the underlying assumptions and considerations used. Refer to paragraph 28 of FAS 19.

Liquidity and Capital Resources, page 32

18.   Given first quarter loss, the current status of your Credit Facility and the ratings of Moody's and S&P, tell us why you believe that you "will have access to adequate capital." We note, from your Form 10-K that you plan to spend $52 million on your drilling program and that you have contractual obligations of $411 million for 2009. As part of your response, tell us how you anticipate funding these expenditures.

Engineering Comments on the Form 10-K for the Fiscal Year Ended December 31, 2008

Risk Factors, page 10

Information concerning our reserves is uncertain, page 13

19.   We note your statement, "With the further decline in commodity pricing since year end, the proved undeveloped reserves attributable to our Piceance Basin properties are uneconomic using the spot natural gas price as of February 28, 2009. The Piceance Basin properties contain nearly all of our proved undeveloped reserves. Further development of these properties depends on higher commodity prices in the future, reductions in future drilling costs, or a combination of both." Your March 2, 2009 press release indicates that your year-end 2008 standardized

measure for proved undeveloped reserves is negative, implying an internal rate of return under 10%. With a view toward possible disclosure, please explain to us the minimum required price(s) and cost reductions for you to develop these properties. Address your minimum corporate internal rate of return criterion for development drilling. If you have assumed year-end costs materially lower than average historical values, please document such reductions.

Properties, page 23

Production Volumes, Unit Prices and Costs, page 29

20.   We note you have disclosed only unit lease operating costs which do not include severance taxes or transportation costs. Please include disclosure of your incurred unit severance taxes. Tell us how oil and gas transportation costs are incorporated in your historical and projected – in your standardized measure - production costs and/or period end product prices. We continue to believe transportation costs should be reflected in either the prices you are paid or the costs you incur.

Notes to Consolidated Financial Statements, page F-7

Information Regarding Proved Oil and Gas Reserves (Unaudited), page F-43

21.   We note your statement, "The Company's reserves have been calculated assuming an aggregate cost to develop the reserves over a 10 year period of approximately $1.3 billion." With a view toward possible disclosure, please explain the circumstances that require your delaying the monetization of these proved undeveloped reserves. Include your drilling schedule for these PUD locations. Explain how you have addressed prior depletion in those PUD locations that are later in your schedule.

Information Regarding Proved Oil and Gas Reserves (Unaudited), page F-45

22.   We note your proved reserve disclosure. Please submit to us the petroleum engineering reports – in hard copy and electronic spreadsheet format - you used as the basis for your 2007 and 2008 proved reserve disclosures. Please ensure that this material includes:

- One-line recaps for each property sorted by field and by present worth within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties.

- Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties.

- Individual income forecasts for the three largest Rocky Mountain properties (equivalent reserve basis) in the proved developed and proved undeveloped categories with AFEs typical to each PUD area;

- Engineering exhibits (i.e. narratives, maps, rate/time plots, volumetric calculations, material balance data, analogy well performance) for each of these six largest properties. Please ensure that base maps for each property's field identify location, zone, producing status and operator for existing well and PUD locations.

> Please direct these engineering items to:
> U.S. Securities and Exchange Commission
> 100 F Street NE
> Washington, DC 20549-7010
> Attn: Ronald M. Winfrey

We direct you to the provisions of Rule 12b-4 under the Exchange Act.

23. FAS 69, paragraph 11 requires "appropriate explanation of significant changes" to disclosed proved reserves. Please expand your disclosure to explain each of the changes due to revisions, drilling and acquisitions in 2008 and any other significant changes in 2007 and 2006. Address the effect of spacing reduction on revisions and include discussion of the 2007 proved reserve estimates that were revised.

24. We note your statement, "Future net cash flows presented below are computed using year end prices and costs and are net of all overriding royalty revenue interests." Please expand your disclosure to indicate the year-end prices you used in the estimation of your disclosed proved reserves.

25. The estimated future unit production costs in your 2008 standardized measure appears to be $1.05/MCFE (=$924.7 million/884.4 BCFE) which should include lease operating expense, production tax and applicable transportation costs as referenced above. Your historical 2008 unit production cost is at least $1.35 plus severance taxes and applicable transportation costs, estimated at $.48 and $.46, respectively. Please reconcile to us the differences – by line item – between your historical unit production costs and the projected unit costs in your standardized measure presentation.

26.   For your operated property production costs, please: affirm to us that you have
        included expenses you incurred performing activities similar to those for which
        you are proportionally reimbursed by the COPAS charges paid by your non-
        operating partners; or demonstrate to us that the impact of such expenses is not
        significant. If you cannot, please amend your document to include these cost
        components in your estimates of proved reserves and standardized measure.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

   ·   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding
        initiated by the Commission or any person under the federal securities laws of the
        United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact James Giugliano at (202) 551-3319, Kimberly L. Calder at (202) 551-3701, or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Norman Gholson at (202) 551-3237 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director